EXHIBIT 1



PRESS RELEASE                                             FOR IMMEDIATE RELEASE

    SANDELL ASSET MANAGEMENT CORP. ANNOUNCES SUCCESSFUL RESOLUTION OF LAWSUIT
                   AGAINST SOUTHERN UNION COMPANY (NYSE: SUG)



    SOUTHERN UNION AMENDS CONTESTED BYLAW AND ACKNOWLEDGES TIMELY SUBMISSION
               AND COMPLIANCE OF NOMINATION OF DIRECTOR CANDIDATES

NEW YORK, January 16, 2007 - Sandell Asset Management Corp. announced today that Southern Union Company, in addition to amending its bylaws in response to Sandell's allegations of invalidity and stockholder disenfranchisement, has agreed in the Delaware Court of Chancery that certain provisions of its bylaws cannot be used to challenge the timing or form of nominations submitted by Castlerigg Master Investments Ltd., an investment fund affiliated with Sandell.

As a result of Southern Union's agreement, Castlerigg agreed to voluntarily dismiss its pending lawsuit. This successfully resolves the litigation that Castlerigg filed on December 5, 2006 in the Delaware Court of Chancery in which it charged, among other things, that the director nomination provision of Southern Union's bylaws is an unlawful entrenchment device that purports to strip stockholders of their right under Delaware law to nominate director candidates by providing that candidates must be approved by a committee of incumbent directors.

"While we certainly would have preferred not to have to go to court to preserve and enforce our rights as stockholders, we could not be more pleased with the result. We view this as an important victory for stockholders against a company with poor corporate governance," said Thomas E. Sandell, founder, principal and Chief Executive Officer of Sandell Asset Management Corp. "We look forward to presenting our slate of highly qualified independent nominees to Southern Union's stockholders at the 2007 annual meeting."


ABOUT SANDELL ASSET MANAGEMENT CORP.

Sandell Asset Management Corp. is a multi-billion dollar global investment management firm, founded by Thomas E. Sandell, that focuses on global corporate events and restructurings throughout North America, Continental Europe, the United Kingdom, Latin America and the Asia-Pacific theatres. Sandell frequently will take an "active involvement" in facilitating financial or organizational improvements accruing to the benefit of investors.

CONTACT: SANDELL ASSET MANAGEMENT CORP.
         THOMAS E. SANDELL
         (212) 603-5700

ADDITIONAL CONTACTS FOR INVESTORS AND ANALYSTS:
         MACKENZIE PARTNERS, INC.
         LAURIE CONNELL OR DANIEL BURCH
         (212) 929-5500
         EMAIL - SAVESUG@MACKENZIEPARTNERS.COM

STOCKHOLDERS OF SOUTHERN UNION COMPANY ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY SANDELL ASSET MANAGEMENT CORP. AND CERTAIN OF ITS AFFILIATES AND NOMINEES (COLLECTIVELY, THE "PARTICIPANTS") FROM SUCH STOCKHOLDERS FOR USE AT THE 2007

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ANNUAL MEETING OF STOCKHOLDERS OF SOUTHERN UNION COMPANY WHEN AND IF THEY ARE
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF SOUTHERN UNION COMPANY AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING MACKENZIE PARTNERS, INC. BY TELEPHONE AT 800-322-2885 OR BY E-MAIL AT SAVESUG@MACKENZIEPARTNERS.COM. INFORMATION RELATING TO THE PARTICIPANTS IS CONTAINED IN EXHIBIT 2 TO THE
SCHEDULE 14A FILED BY THE PARTICIPANTS WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 2007.